SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, in compliance with the provisions of paragraph 4 of article 157 of Law 6,404/76 and pursuant to CVM Instruction 358 of January 3, 2002, and other applicable provisions, hereby announces that, in addition to the Market Announcements released on February 16 and 2, 2018 and October 5, 2017, Eletrobras’ Board of Directors approved, on this date, the terms and conditions, as well as the conclusion of an agreement by the Company with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo"), in order to terminate the legal dispute (case No. 001002119.1989.8.19.0001 - "Judicial process").

The Company further clarifies that it understood to be due the amount of R$ 2,794 million (two billion, seven hundred and ninety-four million reais), excluding the amounts related to the succumbency fee, of which R$ 350 million (three hundred and fifty million reais) were already recognized in the Assets in item "Loans and financing". This information is included in Explanatory Note 8.1 of the Quarterly Information (ITR) for the period ended on September 30, 2017.

Of this amount, the amounts of R$ 553 million (five hundred and fifty-three million reais) referring to the accumulated default interest and R$ 583 million (five hundred and eighty-three million reais) referring to the new expert calculation were deducted, which updated the amount of the previous report according to contractual clauses (10% p.a. + 1% p.a. of inspection fee - simple interest), obtaining a partial result of R$ 1,658 million (one billion, six hundred and fifty-eight million reais) by the expert calculation.

In addition, the mediation process was initiated with the FGV Mediation and Arbitration Chamber in the city of Rio de Janeiro, at which time the procedural rules of that process were established, among which it was agreed between the parties to hire a independent financial advisor for calculating the value of the debt according to the legal and financial parameters supported by the parties in the legal process (including the expertise), as well as assessing the opportunity costs for each companies.

In this sense, the parties, based on the studies carried out under the Agreement, agreed that Eletropaulo undertakes to disburse R$ 1,400 million (one billion, four hundred million reais) in favor of Eletrobras, with a base date on January 31, 2018, in order to offset the debt arising from the Judicial Procedure, object of the charge action, now in liquidation phase, as follows:

•         Payment of R$ 250 million (two hundred and fifty million reais) to be made after the non-appealable decision of the judicial confirmation of the Agreement.

RELEVANT FACT

•         Payment of three annual installments of R$ 300 million (three hundred million reais) each, with the first installment being paid 12 months after the non-appealable decision of the judicial approval of the Agreement.

•         Payment of R$ 250 million (two hundred and fifty million reais) to be made 48 months after the non-appealable decision of the judicial approval of the Agreement.

•         All payments will be updated by CDI + 1%, until the effective date of payment of each installment, from February 1, 2018.

Eletropaulo also undertakes to settle the amount of R$ 100 million (one hundred million reais) regarding the lawyers' fees, with base date on January 31, 2018, of which:

•         Payment of 50% to be made after the non-appealable decision of: (a) judicial approval of the Agreement; and (b) judicial approval of the transaction with the lawyers regarding the succumbency; whichever occurs last;

•         Payment of the remaining balance in the end of 60 months from the payment of the first above-mentioned installment, from February 1, 2018.

•         The payments will be updated by CDI + 1%, on the effective date of payment of each installment.

The referred adjustment between Eletrobras and Eletropaulo still needs to be approved in the scope of the mediation established between the parties then in court, so that after the non-appealable decision of said judicial decision can produce all its effects.

The Company will keep the market informed about the subject matter of this Relevant Fact.

Rio de Janeiro, March 09, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.